Morris F. DeFeo, Jr.

202-624-2925

mdefeo@crowell.com

January 28, 2010

Ms. Stephani Bouvet

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	QuadraMed Corporation Preliminary Proxy Statement on Schedule 14A Filed January 4, 2010 File No. 001-32283

Dear Ms. Bouvet:

On behalf of our client, QuadraMed Corporation (“QuadraMed”), this letter responds to the Commission’s letter dated January 13, 2010 to James E. Peebles, Chairman of the Board of QuadraMed, in respect of the above filing (the “Comment Letter”). This will confirm our discussion with you on January 27, 2010. Based on our discussion, QuadraMed respectfully requests an extension of seven (7) business days beyond the Commission’s requested ten (10) business day response period, which, accordingly, will now require QuadraMed to respond to the Comment Letter on or before February 8, 2010. We appreciate your assistance, and we look forward to working with the Staff in its review of this filing.

*        *        *

If you have any questions regarding the matters discussed above, please telephone the undersigned at 202-624-2925 or, in my absence, Kelly Howard of this firm at 202-624-2993.

Sincerely,

/s/ Morris F. DeFeo, Jr.
Morris F. DeFeo, Jr.

Enclosures

cc:	Duncan W. James, President and Chief Executive Officer, QuadraMed Corporation

James E. Peebles, Chairman of the Board, QuadraMed Corporation

Maryse Mills-Apenteng, SEC